# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Orgenesis, Inc., CIK 0001460602
CUSIP: 68619K303
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20271 Goldenrod Lane, Germantown, Maryland (MD), 20876
Date of event which requires filing of this statement: 03/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002060723

## Reporting persons
- Neurocords LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,200,000; shared voting power 0; sole dispositive power 1,200,000; shared dispositive power 0; aggregate amount beneficially owned 1,200,000 (18.84% of the class)
  Comment: Note for Rows 5, 7 and 9: Represents 1,200,000 shares of common stock of Orgenesis, Inc. (the "Issuer") held by Neurocords LLC, a Delaware limited liability company. The person having voting, dispositive or investment powers over Neurocords LLC is Ariel Malik. Ariel Malik is the manager and sole member of Neurocords LLC. Note for Row 11: Represents 18.84% of the 6,369,248 total outstanding shares of common stock; see Item 4.
- Ariel Malik: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 1,200,000; shared voting power 0; sole dispositive power 1,200,000; shared dispositive power 0; aggregate amount beneficially owned 1,200,000 (18.84% of the class)
  Comment: Note for Rows 5, 7 and 9: Represents 1,200,000 shares of common stock held by Neurocords LLC, a Delaware limited liability company. The person having voting, dispositive or investment powers over Neurocords LLC is Ariel Malik. Ariel Malik is the manager and sole member of Neurocords LLC. Note for Row 11: Represents 18.84% of the 6,369,248 total outstanding shares of common stock; see Item 4.

## Item 1. Issuer
Name of issuer: Orgenesis, Inc.
Address of issuer's principal executive offices: 20271 Goldenrod Lane, Germantown, MD 20876

## Item 2. Person Filing
Name of person filing:
Neurocords LLC

Ariel Malik
Address of principal business office or, if none, residence: For Neurocords LLC and Ariel Malik: 58 Ha'Rakevet St. Tel Aviv, Israel 6777016
Citizenship: Neurocords LLC: Delaware; Ariel Malik: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The total number of outstanding shares of common stock used to calculate the percent of class is 6,369,248 shares.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: -
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Neurocords LLC: /s/ Ariel Malik, Ariel Malik (03/14/2025)
- Ariel Malik: /s/ Ariel Malik, Ariel Malik (03/14/2025)